THE MERGER FUND
100 SUMMIT LAKE DRIVE
VALHALLA, NY  10595

January 19, 2010

VIA EDGAR

Mr. Vincent Di Stefano
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re           The Merger Fund
File No. 811-03445; S000005158

Dear Mr. Di Stefano:

On behalf of The Merger Fund (the “Fund”), we are responding to the telephonic comments you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on December 28, 2009 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding its review of the Fund’s Form N-1A filed on November 23, 2009.  The Fund’s responses to the Staff’s comments are set forth below.

Summary Section of Prospectus

Staff Comment 1: The Staff noted that the first sentence under Fees and Expenses of the Fund should be revised to read: “The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund.”

RESPONSE:

The Fund will comply with this comment.

Staff Comment 2: The Staff noted that the footnotes to the fee table should be eliminated.  The Staff further noted that information from the footnotes should be included as line items in the fee table if over one basis point.

RESPONSE:

The Fund will submit its response to this Comment in a supplemental letter.

Staff Comment 3: The Staff noted that the first paragraph under Portfolio Turnover should be conformed to Item 3.

RESPONSE:

The Fund will revise this disclosure as follows:

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 318.45% of the average value of its portfolio.

Staff Comment 4: The Staff noted that if the Fund’s investment of a portion of its assets to seek short-term capital appreciation is a principal investment strategy, this should be disclosed under Principal Investment Strategies.

RESPONSE:

The Fund’s investment of a portion of its assets to seek short-term capital appreciation is not a principal investment strategy.

Staff Comment 5: The Staff noted that the Fund should describe the types of equity securities in which the Fund invests (e.g., common stocks).

RESPONSE:

The Fund will state that “Under normal market conditions, the Fund invests at least 80% of its total assets principally in the common stock and other equity securities of companies which are involved in publicly announced mergers, takeovers and other corporate reorganizations.”

Staff Comment 6: The Staff noted that the Fund should explain in general terms how the Fund’s adviser decides which securities to buy and sell (e.g., for an equity fund, discuss, if applicable, whether the Fund emphasizes value or growth or blends the two approaches).

RESPONSE:

The Fund believes it satisfies the requirement to explain how the Fund’s adviser decides which securities to buy and sell.  We refer the Staff to page 6 of the Prospectus: “In making investments for the Fund, the Adviser is guided by the following general principles: (1)  Securities are purchased only after a reorganization is announced or when one or more publicly disclosed events point toward the likelihood of some type of reorganization within a reasonable period of time; (2) Before an initial position is established, a preliminary analysis is made of the proposed transaction to determine the probability and timing of a successful completion.  A more detailed review then takes place before the position is enlarged; (3) In deciding whether or to what extent to invest in any given reorganization, the Adviser places particular emphasis on the credibility, strategic motivation and financial resources of the participants, and the liquidity of the securities involved in the transaction; (4) The risk-reward characteristics of each arbitrage position are assessed on an ongoing basis, and the Fund's holdings may be adjusted accordingly; (5) The Adviser attempts to invest in as many attractive reorganizations as can be effectively monitored in order to minimize the impact on the Fund of losses resulting from the termination of any given proposed transaction; and (6) The Adviser may invest the Fund's assets in both negotiated, or "friendly," reorganizations and non-negotiated, or "hostile," takeover attempts, but in either case the Adviser's primary consideration is the likelihood that the transaction will be successfully completed.”

Staff Comment 7: The Staff noted that the Fund should disclose that the Fund engages in active and frequent trading, if applicable.

RESPONSE:

The Fund will revise this disclosure as follows:

The Fund engages in active trading and may invest a portion of its assets to seek short-term capital appreciation, which increases the portfolio turnover rate and causes increased brokerage commission costs.  A high turnover rate exposes taxable shareholders to a higher current realization of capital gains, and thus a higher current tax liability, than may be associated with investments in other investment companies which emphasize long-term investment strategies and thus have a lower turnover rate.  The Fund's portfolio turnover rate for its fiscal year ended September 30, 2009 was 318.45%.

Staff Comment 8: The Staff noted that the Fund should revise the second bullet point under Principal Risks (The Fund’s investment strategy may result in short-term capital appreciation.  This can be expected to increase the portfolio turnover rate and cause increased brokerage commission costs.) so that the second sentence logically follows the first sentence.

RESPONSE:

The Fund will remove this bullet point since it does not describe a principal risk.  The Fund notes that it will disclose the following under Principal Investment Objectives and Policies on page 8 of the Prospectus:

The Fund engages in active trading and may invest a portion of its assets to seek short-term capital appreciation, which increases the portfolio turnover rate and causes increased brokerage commission costs.  A high turnover rate exposes taxable shareholders to a higher current realization of capital gains, and thus a higher current tax liability, than may be associated with investments in other investment companies which emphasize long-term investment strategies and thus have a lower turnover rate.  The Fund's portfolio turnover rate for its fiscal year ended September 30, 2009 was 318.45%.

Staff Comment 9: The Staff noted that the Fund should revise the first sentence of the third bullet point under Principal Risks to state it in the affirmative (i.e., The Fund is a non-diversified fund.)

RESPONSE:

The Fund will remove this bullet point since it does not describe a principal risk.  The Fund notes that under Other Risk Factors on page 6 of the Prospectus, the Fund will add the caption “Non-diversification” and will state:

The Fund is a non-diversified fund.  Because the Fund's assets are invested in a smaller number of issues, there is a somewhat greater risk associated with investment in the Fund than in a diversified investment company, as defined in the 1940 Act.

Staff Comment 10: The Staff noted that if they are principal risks, the Fund should add disclosure about investments in foreign securities, smaller-caps stocks and mid-cap stocks under Principal Risks.

RESPONSE:

The Fund notes that these are not principal risks.

Staff Comment 11: The Staff noted that the Fund should conform the Annual Total Return disclosure to Item 4(b)(2).

RESPONSE:

The Fund will revise this disclosure as follows:

Annual Total Return:  The information in the bar chart and table shown below provides some indication of the risks of investing in the Fund but does not reflect the deduction of taxes that a shareholder would pay on distributions or redemptions.  The bar chart shows changes in the Fund’s performance from year to year over a ten-year period.  The table following the bar chart shows how the Fund’s average annual returns for 1, 5 and 10 years compared with those of the S&P 500 Index, a broad measure of market performance.  The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.  Updated performance information is available on the Fund’s website at http://www.mergerfund.com.

Staff Comment 12: The Staff noted that the Fund should update the bar chart as of December 31, 2009.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 13: The Staff noted that the Fund should update the Average Annual Total Returns Table as of December 31, 2009.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 14: The Staff noted that the Fund should revise the Portfolio Managers disclosure to comply with Item 5 by omitting information that is not required.

RESPONSE:

The Fund believes that the current disclosure is necessary to comply with the requirement to state the name, title and length of service of the Fund’s Portfolio Managers.

Staff Comment 15: The Staff noted that the Fund should revise the Purchase and Sale of Fund Shares disclosure to comply with Item 6 by omitting information that is not required.

RESPONSE:

The Fund will revise this disclosure as follows:

Purchase and Sale of Fund Shares:  The Fund’s minimum initial investment requirement for individuals, IRAs, corporations, partnerships or trusts is $2,000.  However, the Adviser, in its sole discretion, may waive the minimum initial investment requirement on a case-by-case basis.  There is no minimum investment requirement for qualified retirement plans or investments that are made through omnibus accounts.  There is no minimum investment requirement for subsequent investments.  Initial shares may be purchased by wire.  Subsequent shares may be purchased by electronic bank transfer, by check or by wire.  The Fund’s shares are redeemable.  You may receive redemption proceeds by electronic bank transfer or by check.  You generally buy and redeem shares at the Fund’s next-determined net asset value (NAV) after the Fund receives your application in proper order, which means that the Fund has received your fully and properly completed application accompanied by payment.  NAVs are determined only on days when the NYSE is open for regular trading.  Shares of the Fund may be purchased at NAV without any sales or other charge by sending a completed application form to The Merger Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin, 53201-0701.  Correspondence sent by overnight courier should be addressed to the Fund and sent to U.S. Bancorp Fund Services, LLC, Mutual Fund Services, Third Floor, 615 East Michigan Street, Milwaukee, Wisconsin, 53202-5207.

Staff Comment 16: The Staff noted that the Fund should define “in good order” where it first appears.

RESPONSE:

The Fund notes that the reference to “in good order” will be changed to “in proper order” for consistency.  The Fund will clarify that “in proper order” means receipt of the shareholder’s fully and properly completed application accompanied by payment.

Staff Comment 17: The Staff noted that the Fund should change the caption “Dividends, Capital Gains, and Taxes” to “Tax Information” and conform the Tax Information disclosure to Item 7.

RESPONSE:

The Fund will revise this disclosure as follows:

Tax Information:  Unless an investment in the Fund is through a tax-exempt account or plan, such as an IRA or qualified retirement plan, the Fund intends to make distributions that generally may be taxed as ordinary income or capital gains at different rates depending on the length of time the Fund holds its assets and the type of income that the Fund earns.  The Fund expects that, as a result of its investment objectives and strategies, its distributions will consist primarily of short-term capital gains, which are taxable as ordinary income.

Staff Comment 18: The Staff noted that the Fund should move the Who Should Invest in the Fund disclosure.

RESPONSE:

The Fund will comply with this comment by moving this disclosure to the Risk Factors section.

Staff Comment 19: The Staff noted that the Fund should move the Reopening of the Fund disclosure.

RESPONSE:

The Fund will comply with this comment by moving this disclosure to the end of the Principal Investment Objectives and Policies section.

Investment Objectives and Policies

Staff Comment 20: The Staff noted that under Investment Objectives and Policies, the Fund should distinguish between principal and non-principal investment objectives and policies.

RESPONSE:

On page 5 of the Prospectus, the Fund will change the caption from “Investment Objectives and Policies” to “Principal Investment Objectives and Policies”.

Staff Comment 21: The Staff noted that the Fund should conform the first sentence of the second paragraph under Investment Objectives and Policies to the summary section.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 22: The Staff suggested that the Fund discuss temporary defensive positions in a separate paragraph and noted that the Fund should disclose that it may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies and disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

RESPONSE:

The Fund will revise this disclosure as follows:

Under normal market conditions, the Fund invests at least 80% of its total assets principally in the common stock and other equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations ("merger-arbitrage investments").  Depending upon the level of merger activity and in attempting to respond to adverse market, economic, political or other conditions, the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies.  The Fund may temporarily invest a substantial portion of its assets in cash or cash equivalents, including money market instruments such as Treasury bills and other short-term obligations of the United States Government, its agencies or instrumentalities; negotiable bank certificates of deposit; prime commercial paper; and repurchase agreements with respect to the above securities.  As a result of taking such a temporary defensive position, the Fund may not achieve its investment objective.  The Fund may also invest in various types of corporate debt obligations as part of its merger-arbitrage strategy or otherwise.

Staff Comment 23: The Staff noted that the Fund should include investments in corporate debt obligations as a principal investment strategy, if applicable.

RESPONSE:

The Fund notes that investments in corporate debt obligations is not a principal investment strategy.

Staff Comment 24: The Staff noted that the Fund should delete the reference to “Investment Objectives and Policies in the Statement of Additional Information.”

RESPONSE:

The Fund will comply with this comment.

Staff Comment 25: The Staff noted that the Fund should either disclose the Fund’s beta over the last ten-year period, or explain why only a three-year period is used.

RESPONSE:

The Fund will disclose the Fund’s beta over the last ten-year period.

Staff Comment 26: The Staff noted that the Fund should state as a fact that the Fund’s beta is significantly lower than comparable figures for other equity mutual funds seeking capital growth, or state the statistical basis for the Adviser’s belief.

RESPONSE:

The Fund’s Adviser has obtained information from Morningstar to support this statement which the Fund will keep in its records.  The Fund will state: This number is significantly lower than comparable figures for other equity mutual funds seeking capital growth.

Risk Factors

Staff Comment 27: The Staff noted that the Fund should distinguish between principal and non-principal risk factors.

RESPONSE:

The Fund believes that the only principal risk associated with the Fund’s merger-arbitrage investments is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized.

Therefore, the Fund will remove all of the other risk factors under Principal Risks in the summary section.  The Fund also will add the captions “Principal Risk Factor” and “Other Risk Factors” on page 6 of the Prospectus.

Staff Comment 28: The Staff noted that if it is a material risk, the Fund should add leverage through borrowing to the summary section of the prospectus, or clarify that it is not a principal risk.

RESPONSE:

The Fund will clarify that leverage through borrowing is not a material risk by including it under the caption “Other Risk Factors”.

Staff Comment 29: The Staff noted that if they are material risks, the Fund should add short sales and put and call options to the summary section of the prospectus, or clarify that they are not principal risks.

RESPONSE:

The Fund will clarify that short sales and put and call options is not a material risk by including it under the caption “Other Risk Factors”.

Staff Comment 30: The Staff noted that a line item should be added to the fee table for dividends on stocks sold short.

RESPONSE:

The Fund notes that “Interest Expense, Borrowing Expense on Securities Sold Short and Dividends on Securities Sold Short” currently is a line item in the fee table.

Staff Comment 31: The Staff noted that if it is a material risk, the Fund should add investments in foreign securities to the summary section of the prospectus, or clarify that it is not a principal risk.

RESPONSE:

The Fund will clarify that investments in foreign securities is not a material risk by including it under the caption “Other Risk Factors”.

Staff Comment 32: The Staff noted that after the list of fundamental investment restrictions, the Fund should explain what “to the extent permitted by the 1940 Act, and any rule or order thereunder, or Securities and Exchange Commission staff interpretation thereof” means.

RESPONSE:

The Fund respectfully disagrees with this comment.  The Fund believes that the phrase “to the extent permitted by the 1940 Act, and any rule or order thereunder, or Securities and Exchange Commission staff interpretation thereof” is commonly understood to refer to the 1940 Act, and any rule or order thereunder, as they may be amended from time to time, as well as no-action, interpretive or exemptive letters, as the case may be.

Staff Comment 33: The Staff noted that after the list of non-fundamental investment restrictions, the Fund should explain what “except in accordance with the 1940 Act” means.

RESPONSE:

The Fund respectfully disagrees with this comment.  The Fund believes that the phrase “except in accordance with the 1940 Act” is commonly understood to refer to the 1940 Act, and any rule or order thereunder, as they may be amended from time to time, as well as no-action, interpretive or exemptive letters, as the case may be.

Staff Comment 34: The Staff noted that the Fund should add an exception for borrowing to the following sentence: If a particular percentage restriction as set forth above is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in values or assets will not constitute a violation of that restriction.

RESPONSE:

The Fund will comply with this comment by revising the sentence as follows:

Except with respect to the limitations on borrowing, if a particular percentage restriction as set forth above is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in values or assets, will not constitute a violation of that restriction.

Investment Adviser

Staff Comment 35: The Staff noted that the disclosure should conform to Item 10(a)(1)(ii)(A) by stating the aggregate fee paid to the Adviser for the most recent fiscal year as a percentage of average net assets.

RESPONSE:

The Fund notes that the aggregate fee paid to the Adviser is already expressed as a percentage of average net assets on pages 10-11 of the Prospectus:

The Fund paid the Adviser an advisory fee of 1.0% of the Fund's average daily net assets for the most recent fiscal year (before adjusting for the fee waiver by the Adviser).

The Adviser has entered into an agreement with the Fund whereby the Adviser has agreed to reduce its advisory fee so that the advisory fee will be: (i) 1.0% on an annualized basis of the average daily net assets of the Fund on net assets below $1.5 billion; (ii) 0.9% on an annualized basis of the average daily net assets of the Fund on net assets between $1.5 billion and $2.0 billion; and (iii) 0.8% on an annualized basis of the average daily net assets of the Fund on net assets over $2.0 billion.  This agreement is effective for the period from February 1, 2010 through January 31, 2011 and shall continue in effect from year to year thereafter only upon mutual agreement of the Fund and the Adviser.  A discussion regarding the basis for the Board of Trustees approving the investment advisory contract is available in the Fund's most recent semi-annual report to shareholders for the period ending March 31.

Distribution Arrangements

Staff Comment 36: The Staff noted that the Fund should disclose, in basis points or dollars, the additional amounts the Fund pays from its own resources for the provision of other permitted services, and the Fund should describe such services in greater detail.

RESPONSE:

The Fund will revise this disclosure as follows:

In addition, the Fund pays additional amounts from its own resources for the provision of other permitted services, and the Adviser may pay amounts from its own resources for the provision of such services.  Other permitted services may include transfer agent, custodian or similar fees; charges for the maintenance of records, record-keeping, and related costs; recordkeeping charges; accounting expenses; transfer costs; custodian fees; sub-transfer agency services; sub-accounting services; administrative services; transfer agent and sub-transfer agent services for beneficial owners of the Fund shares; aggregating and processing purchase and redemption orders; providing beneficial owners with statements showing their positions in the Fund; processing dividend payments; providing sub-accounting services for Fund shares held beneficially; forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and updating prospectuses to beneficial owners; and receiving, tabulating, and transmitting proxies executed by beneficial owners.  For the fiscal year ended September 30, 2009, the Fund paid twelve basis points from its own resources for the provision of other permitted services.

How to Purchase Shares

Staff Comment 37: The Staff noted that the Fund should revise the phrase “without any sales or other charge” to take into account 12b-1 fees (i.e., without any upfront sales or other charge).

RESPONSE:

The Fund will revise this disclosure as follows:

Shares of the Fund may be purchased at net asset value without any upfront sales or other charge by sending a completed application form to:

Staff Comment 38: The Staff noted that the Fund should clarify why receipt at the U.S. Bancorp Fund Services, LLC post office box of purchase applications or redemption requests does not constitute receipt by the Transfer Agent.

RESPONSE:

The Fund will clarify this disclosure as follows:

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.  Because only physical possession constitutes receipt by the Transfer Agent, deposit in the mail or with such services, or receipt at the U.S. Bancorp Fund Services, LLC post office box, of purchase applications or redemption requests does not constitute receipt by the Transfer Agent until it retrieves mail from the post office box, which it typically does several times per day.

Staff Comment 39: The Staff noted that the Fund should explain what Credit and Further Credit mean.

RESPONSE:

The Fund believes that these wire instructions are clear.  “Credit” refers to the demand deposit account number that is used by U.S. Bancorp Fund Services, LLC within U.S. Bank, N.A.  “Further Credit” references the Fund, the shareholder registration number and the shareholder account number.

Staff Comment 40: The Staff noted that the sentence “Applications will not be accepted unless they are accompanied by a check drawn on a U.S. bank, savings and loan, or credit union in U.S. funds for the full amount of the shares to be purchased.” should be re-written to reflect that funds can be wired.

RESPONSE:

The Fund will revise this sentence as follows:

Applications will not be accepted unless they are accompanied by a wire transfer or a check drawn on a U.S. bank, savings and loan, or credit union in U.S. funds for the full amount of the shares to be purchased.

Staff Comment 41: The Staff noted that the Fund should explain whether “proper order” means receipt of the shareholder’s application, or receipt of the shareholder’s application plus a check or wire transfer.

RESPONSE:

The Fund will revise this sentence as follows:

All shares will be purchased at the net asset value per share next determined after receipt of the shareholder's application in "proper order" (which means that the Fund has received your fully and properly completed application accompanied by payment) and acceptance of such application by the Fund.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

Very truly yours,

/s/ Bonnie L. Smith
Bonnie L. Smith
Vice President, Secretary and Treasurer